SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

July 3 , 2009

Kevin Dougherty

United States Securities and Exchange Commission

Division of Corporate Finance

Tel 202-551-3271

Fax 202-772-9205

Re:

SOEFL, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Registration Statement on Form S-1 Filed March 23, 2009

Amendment No. 1 to Registration Statement on Form S-1 Filed May 14, 2009

File No. 333-158153

Dear Mr. Dougherty:

As I am in Southeast Asia and it takes approximately 4-5 weeks to receive mail from our offices in Nevada, could I ask that as you did before, in addition to mailing your comments, you also fax a copy to our office at 866-334-2567. This would be greatly appreciated and would help me respond to you in a more timely manner.

Following is a concise summary of the changes we have made which are reflected in our filing on Form S-1, Amendment No. 2.

Comment #1 We have filed this amendment in electronic format.

Comment #2, Risk Factors We have added the following risk factor on page 9 titled "If we do not register our common stock under Section 12 of the Securities Exchange Act of 1934, we will not be a fully reporting company. If so, potential investors in our common stock will not have access to certain information that is required to be disclosed by a fully reporting company and directors, officers and certain stockholders of a fully reporting company." that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to SOEFL is more limited than that which applies to fully reporting companies.

If we do not register our common stock under Section 12 of the Securities Exchange Act of 1934, we will not be a fully reporting company. If so, potential investors in our common stock will not have access to certain information that is required to be disclosed by a fully reporting company and directors, officers and certain stockholders of a fully reporting company.

If we do not register our common stock under Section 12 of the Securities Exchange Act of 1934, we will be considered a Section 15(d) filer rather than a fully reporting company. In such a case, we will be only required to file annual reports on Form 10-K containing audited financial statements following the end of our fiscal year, quarterly reports on Form 10-Q containing unaudited financial statements for the first three quarters of our fiscal year following the end of such fiscal quarter, and current reports on Form 8-K shortly after the occurrence of certain material events with the Securities and Exchange Commission.

In such a case, unlike a fully reporting company, we will not be subject to the proxy rules and, and therefore, we will not be required to send proxy statements or information statements to our stockholders or file them with the Securities and Exchange Commission. Also the short swing reporting and profit recovery rules will not be applicable to our directors and officers and any person who is the beneficial owner of more than 10% of the shares of our common stock. In addition, any person who acquires beneficial ownership of more than 5% of the shares of our common stock will not be required to report such ownership to the Securities and Exchange Commission by filing a Schedule 13D or Schedule 13G with the Securities and Exchange Commission or provide a copy of such filing to us. Therefore, potential investors in our common stock will not have access to certain information that is required to be disclosed by a fully reporting company and directors, officers and certain stockholders of a fully reporting company.

Comment #3, Financial Statements We have included updated financial statements (see pages 40-48) for the Three-Month Period Ended March 31, 2009, in addition to our audited financial statements for the period ended December 31, 2008. We have also updated the disclosure as appropriate throughout the filing. See pages 4, 5 and 23-25.

Comment #4, Report to Stockholders We have added the following language on page 51.

We are not required to deliver an annual report to our stockholders and will not voluntarily send an annual report. Upon the effective date of this Registration Statement on Form S-1; as we are not registering a class of securities under Section 12 of the Securities Exchange Act of 1934 and will be considered a Section 15(d) filer rather than a fully reporting company; we will only be required to file annual reports on Form 10-K containing audited financial statements following the end of our fiscal year, quarterly reports on Form 10-Q containing unaudited financial statements for the first three quarters of our fiscal year following the end of such fiscal quarter, and current reports on Form 8-K shortly after the occurrence of certain material events with the Securities and Exchange Commission. We will not be subject to the proxy rules and, and therefore, we will not be required to send proxy statements or information statements to our stockholders or file them with the Securities and Exchange Commission. Also the short swing reporting and profit recovery rules will not be applicable to our directors and officers and any person who is the beneficial owner of more than 10% of the shares of our common stock. In addition, any person who acquires beneficial ownership of more than 5% of the shares of our common stock will not be required to report such ownership to the Securities and Exchange Commission by filing a Schedule 13D or Schedule 13G with the Securities and Exchange Commission or provide a copy of such filing to us.

We do intend to file a Registration Statement on Form 8-A with the Securities and Exchange Commission concurrently with, or immediately following, the effectiveness of this Registration Statement on Form S-1. The filing of the Registration Statement on Form 8-A will cause us to become a fully reporting company with the Securities and Exchange Commission under the Securities Exchange Act of 1934. If we become a fully reporting company, we will be required to continue filing our annual, quarterly and current reports with the Securities and Exchange Commission and be subject to the proxy rules. Also the short swing reporting and profit recovery rules will be applicable to our directors and officers and any person who is the beneficial owner of more than 10% of the shares of our common stock. In addition, any person who acquires beneficial ownership of more than 5% of the shares of our common stock will be required to report such ownership to the Securities and Exchange Commission.

Our Securities and Exchange Commission filings will be available to the public over the internet at the Securities and Exchange Commission’s website at http://www.sec.gov.

Sincerely,

/s/ Ratree Yabamrung

Ratree Yabamrung, President